Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001 _______________
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 5, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Terri G. Jordan, Branch Chief

Re:	PGIM Investments LLC and PGIM Private Credit Fund Amended and Restated Multi-Class Exemptive Application on Form 40-APP/A File No.: 812-15401

Ladies and Gentlemen:

On behalf of PGIM Investments LLC (the “Adviser”) and PGIM Private Credit Fund (“PGIMPCF” and together with the Adviser, the “Applicants”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 25, 2023, relating to the above-referenced application for an order pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), seeking an exemption from the provisions of Section 18(a)(2), 18(c), 18(i) and 61(a) (the “Application”) submitted to the Commission on November 1, 2022. Please note that all page number in our responses are references to the page numbers of the Application. All capitalized terms used but not defined in this letter have the meanings given to them in the Application.

In addition, we are hereby submitting for filing by direct electronic transmission under the 1940 Act an amended and restated application for an order pursuant to section 6(c) of the 1940 Act, seeking an exemption from the provisions of Section 18(a)(2), 18(c), 18(i) and 61(a) (the “Amended Application”). The Amended Application includes revisions in response to the comments from the Staff to the Application. This filing includes a PDF file of the Amended Application, marked to indicate all changes made with respect to the Application by the Applicants in response to the Comments.

Securities and Exchange Commission	May 5, 2023

Comment 1. On the cover page, please note the 812- file number assigned to the application.

Response: The cover page has been updated to reflect the file number assigned to the Application.

Comment 2. To the extent the Commission issues a notice of the filing of this application and giving interested persons an opportunity to request a hearing on the matter, if the applicant would like to receive any hearing requests by e-mail, please provide an e-mail address. Such e-mail address will be included in any notice issued of the application. See Division of Investment Management Staff Statement on Hearing Requests on Applications Filed Under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, IM-INFO-2020-03 (Apr. 2020), https://www.sec.gov/files/im-info-2020-03.pdf.

Response: On behalf of the Applicants, we hereby request that the following e-mail addresses be included in any notice of the Amended Application that should be issued by the Commission: claudia.digiacomo@pgim.com, debra.rubano@prudential.com, bwells@stblaw.com and ryan.brizek@stblaw.com.

Comment 3. Supplementally, please provide a status update of the effectiveness of the registration statement for PGIM Private Credit Fund (“PGIMPCF”). When appropriate, please update the application to reflect that PGIMPCF has made its N-54A election. Please note the filing is necessary prior to issuance of a notice of the application.

Response: On behalf of the Applicants we hereby confirm that PGIMPCF’s registration statement on Form N-2 has been granted effectiveness and that PGIMPCF has filed a Notification of Election to be Subject to Sections 55 through 65 of the 1940 Act on Form N-54A.

The disclosure has been revised to reflect that PGIMPCF has made its N-54A election.

Comment 4. Please supplementally set forth (and explain generally in Item 3.A), the share class(es) that Applicants intend to offer, including whether Applicants intend to initially offer a single class of shares, or to wait for any exemptive order and go forward with an initial offering of multiple classes of shares.

Response: On behalf of the Applicants we supplementally confirm that PGIMPCF intends to offer Class S, Class D and Class I common shares, but will offer only Class I common shares until such time as the requested Order has been granted. The disclosure has been revised, as requested.

Comment 5. Please advise supplementally whether PGIMPCF intends to conduct a private offering of its shares of beneficial interest, either now or in the future.

Securities and Exchange Commission	May 5, 2023

Response: The Applicants confirm that to provide PGIMPCF with initial seed capital and to commence investing activities prior to its public offering, PGIM Strategic Investments, Inc., an affiliate of the Adviser, has purchased Class I shares of PGIMPCF pursuant to private placements, as discussed in PGIMPCF’s registration statement filed on Form N-2.

Comment 6. Applicants request that the relief also apply to funds that operate as interval funds pursuant to rule 23c-3 under the 1940 Act. Please explain supplementally whether Applicants currently have an interval fund or have current plans to launch an interval fund.

Response: On behalf of the Applicants we confirm that the Adviser may, in the future, launch a BDC which operates as an interval fund pursuant to rule 23c-3 and/or may choose to transition PGIMPCF to operate as an interval fund pursuant to rule 23c-3.

Comment 7. Please state that each entity presently intending to rely on the order requested in the Application is listed as an Applicant.

Response: On behalf of the Applicants, we confirm that each entity presently intending to rely on the order requested in the Application is listed as an Applicant.

Comment 8. On page 4, first paragraph, please revise the last sentence as follows: “Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Staff ~~recently~~ has issued ~~seven~~ orders ~~for such~~ in respect of these applications (the “BDC Orders”).”

Response: On behalf of the Applicants, we confirm that disclosure has been revised as requested.

Comment 9. Please streamline the Prior Orders citations to: (i) include the most recently ordered applicable relief (i.e., Prior Orders); (ii) condense footnote 9 by deleting some of the older precedent; and (iii) omit overlapping citation(s) here to any BDC Orders (e.g., BlackRock Capital).

Response: On behalf of the Applicants, we confirm that the disclosure has been revised as requested.

*        *         *          *         *

Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Ryan P. Brizek

cc:	Stephan N. Packs, Esq., Securities and Exchange Commission

Debra Rubano, Esq.

Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.

John Dikmak, Jr., Esq.

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